Exhibit 99.2

FOR IMMEDIATE RELEASE

Investor inquiries:

Karen Greene

Actua Corporation

Investor Relations

610.727.6900

IR@actua.com

Actua Announces Its Intention to Commence a Modified “Dutch Auction” Tender Offer

For up to $80 Million of Its Common Stock

Radnor, PA – (November 3, 2016) – Actua Corporation (Nasdaq: ACTA) today announced its intention to commence a modified “Dutch auction” tender offer to repurchase for cash certain of its outstanding shares of common stock for an aggregate purchase price of no more than $80.0 million (the “tender offer”). The tender offer is expected to commence on or about November 7, 2016 and will remain open for at least 20 business days following the date of commencement. Actua intends to finance the tender offer with its available cash.

Modified “Dutch Auction” Tender Offer

After the tender offer commences, Actua’s stockholders may tender all or a portion of their shares (1) at a price specified by the tendering stockholder of not less than $12.00 nor greater than $14.00 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, Actua will determine the lowest price per share within the range of prices specified above that will enable it to purchase the maximum number of shares of its common stock having an aggregate purchase price not exceeding $80.0 million. All common stock purchased in the tender offer will be purchased at the same price. All shares tendered at prices higher than the purchase price will be promptly returned to stockholders. If the tender offer is fully subscribed, Actua would repurchase between 14.5% and 16.9% of its issued and outstanding shares as of November 1, 2016, depending on the purchase price payable in the tender offer.

Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the shares validly tendered and not validly withdrawn at or below the purchase price exceeds $80.0 million. Those provisions will be described in the Offer to Purchase, the related Letter of Transmittal and other materials relating to the tender offer that will be distributed to stockholders upon commencement of the offer. The tender offer will not be conditioned upon any minimum number of shares being tendered. The tender offer will, however, be subject to certain conditions described in the tender offer documents. The tender offer documents will also contain tendering instructions and a complete explanation of the tender offer’s terms and conditions. Tenders for shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

Actua’s directors, officers, other employees and affiliates will be entitled to participate in the tender offer on the same terms as all other stockholders. Actua’s directors and named executive officers have advised Actua that they do not intend to tender any of their shares in the tender offer, and any tenders of shares by Actua’s other officers and employees will be made at the purchase price determined in accordance with the terms of the tender offer.

While Actua’s Board of Directors has authorized the tender offer, none of Actua, its Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to any stockholder as to whether to tender or refrain from tendering any common stock or as to the price or prices at which stockholders may choose to tender their common stock. Actua has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their common stock and, if so, how much common stock to tender and at what price or prices. In doing so, stockholders should carefully evaluate all of the information in the tender offer documents, when available, and should consult their own financial and tax advisors before making any decision regarding the tender offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Actua’s common stock. The anticipated tender offer described in this press release has not yet commenced, and while Actua intends to commence the tender offer as soon as reasonably practicable and complete the tender offer, there can be no assurance that Actua will commence or complete the tender offer on the terms described in this press release, or at all. If Actua commences the tender offer, the solicitation and offer to buy common stock will be made only pursuant to the offer to purchase and the other tender offer documents. A free copy of the tender offer documents that will be filed by Actua with the Securities and Exchange Commission (the “SEC”) may be obtained when filed from the SEC’s website at www.sec.gov or from the Investors section of Actua’s website at www.actua.com. Stockholders may also obtain these materials once available from Innisfree M&A Incorporated, the information agent for the tender offer, by telephone at 888.750.5834 (toll-free), or in writing to 501 Madison Avenue, 20th Floor, New York, NY 10022. Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the tender offer.

Craig-Hallum Capital Group LLC will serve as the Dealer Manager for the tender offer and the depositary will be Computershare Trust Company, N.A.

About Actua

Actua Corporation, the multi-vertical cloud company, brings the power of the cloud to vertical markets and processes. Actua is pioneering the second wave of the SaaS revolution – the vertical wave–by growing cloud businesses that are transforming their markets. With over 700 employees delivering unrivaled domain knowledge, agility and responsiveness to our customers, Actua’s rapidly growing vertical cloud businesses are positioned to lead this wave. For the latest information about Actua and its brands, please go to www.actua.com.

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The statements contained in this press release that are not historical facts are forward-looking statements. These forward-looking statements involve certain risks and uncertainties, including, but not limited to, risks associated with the valuation of public and private cloud-based businesses by analysts, investors and other market participants, continued development of the cloud-based software market, our ability to compete successfully in highly-competitive, rapidly-developing markets, our ability to deploy capital effectively and on acceptable terms, the effect of economic conditions generally, capital spending by our customers, our ability to retain existing customer relationships and revenue streams and secure new ones, developments in the vertical markets in which we operate and our ability to respond to those changes in a timely and effective manner, the availability, performance and security of our cloud-based technology, particularly in light of increased cybersecurity risks and concerns, our ability to retain key personnel, our ability to successfully integrate any acquired business, the impact of any potential acquisitions, dispositions, stock repurchases or other strategic transactions, our ability to have continued access to capital and to manage capital resources effectively, and other risks and uncertainties detailed in Actua’s filings with the U.S. Securities and Exchange Commission. These and other factors may cause actual results to differ materially from those projected.